Exhibit 99.5

EZGO Technologies Ltd. Announces Pricing of Upsized $12 Million Registered Direct Offering

CHANGZHOU, China, May 27, 2021 -- EZGO Technologies Ltd. (Nasdaq: EZGO) (“EZGO” or the “Company”), a leading short-distance transportation solutions provider in China, today announced that it entered into securities purchase agreements with certain institutional investors in connection with a registered direct offering of an aggregate of 2,564,102 units of its securities (each, a “Unit”), with each Unit consisting of (i) one ordinary share of the Company, par value $0.001 per share, and (ii) one warrant to purchase 0.7 ordinary share (the “Warrants”), for aggregate gross proceeds of $12 million (which offering was upsized from the previously sized $10 million), before deducting the placement agent’s fees and other estimated offering expenses.  The Warrants will be immediately exercisable after the date of issuance (the “Initial Exercise Date”) at an exercise price of $4.68 per share, subject to adjustments, and will expire two years after the Initial Exercise Date. The offering is expected to close on or about June 1, 2021, subject to the satisfaction of customary closing conditions.

FT Global Capital, Inc. is acting as the exclusive placement agent in connection with the offering.

The Company currently intends to use the net proceeds of the offering for working capital and general corporate purposes.

The Company’s securities described above are being offered pursuant to an effective registration statement on Form F-1 (SEC File No. 333-253950), that was previously filed with the Securities and Exchange Commission (“SEC”) on May 20, 2021, subsequently amended and declared effective on May 26, 2021, and by means of a prospectus a copy of which has been filed with the SEC and is available on the SEC’s website at www.sec.gov. The offering is being made only by means of such prospectus.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About EZGO Technologies Ltd.

Leveraging an Internet of Things (IoT) product and service platform and two E-bicycle brands, “Cenbird” and “Dilang,” EZGO has established a business model centered on the manufacturing and sale of E-bicycles and E-bicycle rentals, complemented by the E-bicycle charging pile business. For additional information, please visit EZGO’s website at www.ezgotech.com.cn. Investors can visit the “Investor Relations” section of EZGO’s website at http://www.ezgotech.com.cn/Investor/.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the short-distance transportation solutions market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:
Shawn Wen
Email: ir@ez-go.com.cn
Phone: (+86) 13502829216

Investor Relations:
Adam Prior

The Equity Group Inc.

Email: aprior@equityny.com

Phone: (212) 836-9606